Mail Stop 4561

July 29, 2008

VIA U.S. MAIL AND FAX (650)494-8743
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Portfolio, L.P.
925 East Meadow Drive
Palo Alto, California 94303

Re: Essex Portfolio, L.P.
        File No. 333-44467-1
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Dance:

        We have reviewed your response letter dated July 18, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Michael T. Dance
Essex Portfolio, L.P.
July 29, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial Data, page 26

1.   We have considered your response to our prior comment 1. It appears that your measure of Adjusted EBITDA eliminates certain recurring items. Accordingly we continue to believe that you should provide all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please revise your discussion of Adjusted EBITDA to include these disclosures.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief